[FRONT COVER]

[State Street Research Logo] STATE STREET RESEARCH

MetLife-State Street Research
Money Market Fund

Annual Report
March 31, 1995

[Picture of man fishing along a river bank]

Whats Inside

New and Improved:
A new design that's
easier to read
From the Chairman:
What a difference
a year makes!
Fund Information:
Facts and Figures
Plus, Complete Portfolio Holdings
and Financial Statements

FROM THE CHAIRMAN

To Our Shareholders:
What a difference a year makes! Twelve months ago, stock and bond fund investors were experiencing one of the more difficult years in memory. Now, for at least the first three months of 1995, nearly every category of stock and bond mutual fund enjoyed positive performance. From year-to-year, markets will rise and fall--what's most important is how your investments perform over longer periods of time. It's often best to keep your money in the market, rather than trying to "time" the rebounds. The lesson in all this is to think long-term.
Why has the market turned around so dramatically? Primarily, it's because the economy is showing signs of slowing. After hiking rates in January, the Federal Reserve chose not to do so at the end of March. Investors no longer feel that a rate hike is constantly around the corner, and the result is more market stability and optimism. The Fed may or may not be done with interest rates--that will depend on what happens with the economy, inflation and the U.S. dollar.
After such a strong quarter, it's easy to get overly optimistic. We would not be surprised if stocks and bonds retreated somewhat in the short-term. However, most signs are positive: the bond market is healthy and corporate profits remain strong. Overall, we believe the long-term investment outlook is positive.

Sincerely,
/s/ Ralph F. Verni
Ralph F. Verni
Chairman
April 28, 1995

Fund Information (all data are for periods ended March 31, 1995)

  7-Day Yield

Class B          4.40%
Class C          5.40%
Class D          4.40%
Class E          5.40%

Yield is calculated by annualizing the Fund's per share distributions for the most recent seven days and dividing by the net asset value per share at the end of the period. Yields shown reflect voluntary reduction of fund fees and expenses. Without a reduction of Fund fees and expenses, the 7-day yield would have been 4.28% for Class B shares, 5.28% for Class C shares, 4.28% for Class D shares, and 5.28% for Class E shares.

Fund Highlights
(bullet) Money market yields have increased sharply over the past 12 months. For Class E shares of the Fund, the yield increased from 2.68% to 5.40%.

(bullet) The Fund's portfolio consists entirely of high-quality, "first-tier" commercial paper issued by large corporations.

(bullet) As of March 31, 1995, the Fund's weighted average maturity was 29 days. We expect to increase this maturity in the coming months, in anticipation of more stable short-term interest rates.

Investment Portfolio
March 31, 1995

                                        Principal       Maturity          Value
                                         Amount           Date           (Note 1)
COMMERCIAL PAPER 100.5%
Aerospace 3.3%
Raytheon Co., 5.94%                    $5,535,000      4/18/1995       $  5,519,474

Bank Holding Company 4.7%
Canadian Imperial Holdings Inc.,
  5.99%                                 8,000,000      5/12/1995          7,945,425

Business Service 8.3%
AT&T Corp., 5.90%                       8,000,000      4/21/1995          7,973,778
BellSouth Telecommunications,
  Inc., 5.95%                           6,000,000      4/12/1995          5,989,092
                                                                         13,962,870
Canadian Foreign 14.7%
Canadian Wheat Board, 6.08%             9,000,000      5/03/1995          8,951,360
Government of Canada, 6.00%             8,000,000      5/15/1995          7,941,333
Manitoba Hydro-Electric Board,
  6.04%                                 8,000,000      6/15/1995          7,899,333
                                                                         24,792,026
Captive Automobile Finance 10.1%
Ford Motor Credit Co., 5.98%            9,000,000      4/03/1995          8,997,010
General Motors Acceptance Corp.,
  6.05%                                 8,000,000      5/01/1995          7,959,667
                                                                         16,956,677
Captive Business Finance 8.3%
Chevron Oil Finance Co., 6.03%          7,000,000      4/19/1995          6,978,895
Pitney Bowes Credit Corp., 6.02%        7,000,000      6/01/1995          6,928,596
                                                                         13,907,491
Chemicals 5.0%
Monsanto Co., 6.00%                     8,500,000      4/14/1995          8,481,583

Consumer Finance 14.2%
American Express Credit Corp.,
  6.00%                                $8,000,000      5/22/1995       $  7,932,000
Beneficial Corp., 6.04%                 9,000,000      4/10/1995          8,986,410
Sears Roebuck Acceptance Corp.,
  6.03%                                 7,000,000      4/11/1995          6,988,275
                                                                         23,906,685
Diversified Finance 14.1%
CIT Group Holdings, Inc., 6.05%         7,000,000      6/27/1995          6,897,654
General Electric Capital Corp.,
  6.00%                                 8,000,000      5/18/1995          7,937,333
Transamerica Finance Group, Inc.,
  6.02%                                 9,000,000      4/07/1995          8,990,970
                                                                         23,825,957
Electric 1.4%
Southern California Edison Co.,
  6.10%                                 2,384,000      4/11/1995          2,379,961

Food Products 10.0%
Nestle Capital Corp., 5.97%             8,000,000      5/23/1995          7,931,013
Philip Morris Cos., Inc., 6.01%         9,000,000      4/17/1995          8,975,960
                                                                         16,906,973
Office Equipment 4.7%
Hewlett-Packard Co., 5.95%              8,000,000      4/25/1995          7,968,267

Retail 1.7%
Wal-Mart Stores, Inc., 6.00%            2,840,000      4/04/1995          2,838,580
Total Investments (Cost $169,391,969)-100.5%                            169,391,969
Cash and Other Assets, Less Liabilities--(0.5)%                            (850,389)
Net Assets--100.0%                                                     $168,541,580

The accompanying notes are an integral part of the financial statements.

Statement of Assets and Liabilities
March 31, 1995

Assets
Investments, at value (Cost $169,391,969) (Note 1)            $ 169,391,969
Cash                                                                  1,633
Receivable for fund shares sold                                   3,095,394
Receivable from Distributor (Note 3)                                 17,313
Other assets                                                         31,935
                                                                172,538,244
Liabilities
Payable for fund shares redeemed                                  3,422,725
Accrued transfer agent and shareholder services (Note
  2)                                                                205,048
Dividends payable                                                   186,609
Accrued management fee (Note 2)                                      71,283
Accrued distribution fee (Note 5)                                     8,837
Accrued trustees' fees (Note 2)                                       5,261
Other accrued expenses                                               96,901
                                                                  3,996,664
Net Assets                                                    $ 168,541,580
Net Assets consist of:
 Shares of beneficial interest                                 $168,541,580
Net Asset Value and offering price per share of Class B
  shares ($9,322,261 / 9,322,261 shares of beneficial
  interest)*                                                          $1.00
Net Asset Value, offering price and redemption price
  per share of Class C shares ($7,886,281 / 7,886,281
  shares of beneficial interest)                                      $1.00
Net Asset Value and offering price per share of Class D
  shares ($841,770 / 841,770 shares of beneficial
  interest)*                                                          $1.00
Net Asset Value, offering price and redemption price
  per share of Class E shares ($150,491,268 /
  150,491,268 shares of beneficial interest)                          $1.00

* Redemption price per share for Class B and Class D is equal to net asset value less any applicable contingent deferred sales charge.

Statement of Operations
For the year ended March 31, 1995

Investment Income
Interest                                                $ 8,492,935
Expenses
Transfer agent and shareholder services (Note 2)            995,359
Management fee (Note 2)                                     843,948
Registration fees                                           100,366
Custodian fee                                                91,535
Reports to shareholders                                      46,508
Legal fees                                                   33,839
Audit fee                                                    30,068
Trustees' fees (Note 2)                                      29,330
Distribution fee--Class B (Note 5)                           61,632
Distribution fee--Class D (Note 5)                           12,735
Miscellaneous                                                17,474
                                                          2,262,794
Expenses borne by the Distributor (Note 3)                 (922,515)
                                                          1,340,279

Net investment income and net increase in net
  assets resulting from operations                      $ 7,152,656
The accompanying notes are an integral part of the financial statements.

Statement of Changes in Net Assets
March 31, 1995

                                         Year ended March 31
                                       1995               1994
Increase (Decrease) in Net Assets
Operations:
Net investment income and net
  increase resulting from
  operations                       $  7,152,656      $  3,454,182
Dividends from net investment
  income:
 Class A                                     --            (31,881)
 Class B                               (217,870)            (5,300)
 Class C                               (256,892)            (5,739)
 Class D                                (42,149)            (1,634)
 Class E                             (6,635,745)        (3,409,628)
                                     (7,152,656)        (3,454,182)
Net increase (decrease) from
  fund share transactions
  (Note 6)                           25,424,190         (6,713,162)
Total increase (decrease) in
  net assets                         25,424,190         (6,713,162)
Net Assets
Beginning of year                   143,117,390        149,830,552
End of year                        $168,541,580      $ 143,117,390
The accompanying notes are an integral part of the financial statements.


Notes to Financial Statements

Note 1

MetLife-State Street Research Money Market Fund, formerly MetLife-State Street Money Market Fund (the "Fund") is a series of MetLife-State Street Money Market Trust (the "Trust"), which was organized as a Massachusetts business trust in April, 1985 and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Fund commenced operations in August, 1986. The Fund is presently the only active series of the Trust, although the Trustees have the authority to create an unlimited number of series.

The Fund offers four classes of shares. Effective November 30, 1993, the Fund discontinued offering Class A shares and any existing Class A shares were redesignated Class E shares. Class A shares were subject to an initial sales charge of up to 4.50% and annual service fees of 0.25% of average daily net assets. Class B shares are subject to a contingent deferred sales charge on certain redemptions made within five years of purchase and pay annual distribution and service fees of 1.00%. Class B shares automatically convert into Class E shares (which pay lower ongoing expenses) at the end of eight years after the issuance of the Class B shares. Class C shares are only offered to certain employee benefit plans and large institutions. No sales charge is imposed at the time of purchase or redemption of Class C shares. Class C shares do not pay any distribution or service fees. Class D shares are subject to a contingent deferred sales charge of 1.00% on any shares redeemed within one year of their purchase. Class D shares also pay annual distribution and service fees of 1.00%. Class E shares are offered to any individual. Class E shares are not subject to any initial or contingent deferred sales charges and do not pay any distribution or service fees. The Fund's expenses are borne pro rata by each class, except that each class bears expenses, and has exclusive voting rights with respect to provisions of the Plan of Distribution, related specifically to that class. The Trustees declare separate dividends on each class of shares.

The following significant accounting policies are consistently followed by the Fund in preparing its financial statements, and such policies are in conformity with generally accepted accounting principles for investment companies.

A. Investment Valuation

The Fund values securities at amortized cost, pursuant to which the Fund must adhere to certain conditions. The amortized cost method involves valuing a portfolio security initially at its cost and thereafter assuming a constant amortization to maturity of any discount or premium regardless of the effect of fluctuating interest rates on the market value of the investments.

B. Security Transactions

Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains or losses, if any, are reported on the basis of identified cost of securities delivered.

C. Net Investment Income

Net investment income is determined daily and consists of interest accrued and discount earned, less amortization of premium and the estimated daily expenses of the Fund. Interest income is accrued daily as earned.

D. Dividends

Dividends from net investment income are declared daily and paid or reinvested monthly. Net realized capital gains, if any, are distributed annually, unless additional distributions are required for compliance with applicable tax regulations.

E. Federal Income Taxes

No provision for Federal income taxes is necessary because the Fund has elected to qualify under Subchapter M of the Internal Revenue Code and its policy is to distribute all of its taxable income, including net realized capital gains, within the prescribed time periods.

Note 2

The Trust and State Street Research & Management Company (the "Adviser"), an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("Metropolitan"), have entered into an agreement under which the Adviser earns monthly fees at an annual rate of 0.50% of the Fund's average daily net assets. In consideration of these fees, the Adviser furnishes the Fund with management, investment advisory, statistical and research facilities and services. The Adviser also pays all salaries, rent and certain other expenses of management. During the year ended March 31, 1995, the fees pursuant to such agreement amounted to $843,948.

State Street Research Shareholder Services, a division of State Street Research Investment Services, Inc., the Trust's principal underwriter (the "Distributor"), an indirect wholly-owned subsidiary of Metropolitan, provides certain shareholder services to the Fund such as responding to inquiries and instructions from investors with respect to the purchase and redemption of shares of the Fund. During the year ended March 31, 1995, the amount of such expenses was $207,459.

The fees of the Trustees not currently affiliated with the Adviser amounted to $29,330 during the year ended March 31, 1995.

Note 3

The Distributor and its affiliates may from time to time and in varying amounts voluntarily assume some portion of fees or expenses relating to the Fund. During the year ended March 31, 1995, the amount of such expenses assumed by the Distributor and its affiliates was $922,515.

Note 4

For the year ended March 31, 1995, purchases and sales, including maturities, of securities aggregated $2,447,822,476 and $2,432,360,000, respectively.

Note 5

The Trust has adopted a Plan of Distribution Pursuant to Rule 12b-1 (the "Plan") under the Investment Company Act of 1940. Under the Plan, the Fund pays annual distribution and service fees to the Distributor at a rate of 0.75% and 0.25%, respectively, of average daily net assets for Class B and Class D shares. The Distributor uses such payments for personal services and/or the maintenance of shareholder accounts, to reimburse securities dealers for distribution and marketing services, to furnish ongoing assistance to investors and to defray a portion of its distribution and marketing expenses. For the year ended March 31, 1995, fees pursuant to such plan amounted to $61,632 and $12,735 for Class B and Class D shares, respectively.

The Fund has been informed that MetLife Securities, Inc., a wholly-owned subsidiary of Metropolitan, earned commissions aggregating $5,325 on sales of the Fund's Class B shares and that the Distributor collected contingent deferred sales charges of $174,696 and $1,884 on redemptions of Class B and Class D shares, respectively, during the year ended March 31, 1995.

Note 6

The Trustees have the authority to issue an unlimited number of shares of beneficial interest, $.001 par value per share.

At March 31, 1995, Metropolitan owned 1,000 shares of each of Class B and Class D and 157,977 Class C shares and Metropolitan and certain of its affiliates held of record 47,354,144 Class E shares of the Fund. The Adviser owned 21,481 Class E shares and the Distributor owned 500,000 Class E shares of the Fund.

                                                                                              June 1, 1993
                                                        Year ended                    (Commencement of Share Class
                                                      March 31, 1995                Designations) to March 31, 1994
Class B                                          Shares            Amount             Shares              Amount
Shares sold                                     23,182,577      $  23,182,577         11,394,503       $  11,394,503
Issued upon reinvestment of dividends              187,109            187,109              4,313               4,313
Shares repurchased                             (17,075,600)       (17,075,600)        (8,370,641)         (8,370,641)
Net increase                                     6,294,086      $   6,294,086          3,028,175       $   3,028,175
Class C                                          Shares             Amount             Shares              Amount
Shares sold                                     29,413,278      $  29,413,278          8,648,848       $   8,648,848
Issued upon reinvestment of dividends              136,567            136,567              4,728               4,728
Shares repurchased                             (23,449,528)       (23,449,528)        (6,867,612)         (6,867,612)
Net increase                                     6,100,317      $   6,100,317          1,785,964       $   1,785,964
Class D                                          Shares             Amount             Shares              Amount
Shares sold                                      4,119,869      $   4,119,869          1,992,156       $   1,992,156
Issued upon reinvestment of dividends               35,281             35,281                912                 912
Shares repurchased                              (3,487,480)        (3,487,480)        (1,818,968)         (1,818,968)
Net increase                                       667,670      $     667,670            174,100       $     174,100
                                                                                                Year ended
                                                                                              March 31, 1994
Class E                                          Shares             Amount             Shares              Amount
Shares sold*                                   895,389,466      $ 895,389,466        938,841,690       $ 938,841,690
Issued upon reinvestment of dividends            4,099,011          4,099,011          2,038,966           2,038,966
Shares repurchased                            (887,126,360)      (887,126,360)      (952,582,057)       (952,582,057)
Net increase (decrease)                         12,362,117      $  12,362,117        (11,701,401)      $ (11,701,401)

*Effective November 30, 1993, the Fund discontinued offering Class A shares and the existing 2,342,436 shares and $2,342,436 were redesignated from Class A to Class E shares during the year ended March 31, 1994.

Financial Highlights
For a share outstanding throughout each year:

                                                               Class B                     Class C                Class D
                                                    Year ended                  Year ended                Year ended
                                                  March 31, 1995     1994**   March 31, 1995  1994**  March 31, 1995    1994**
Net asset value, beginning of year                   $  1.000    $  1.000      $  1.000    $  1.000      $  1.000    $  1.000
Net investment income*                                   .032        .012          .042        .021          .032        .013
Dividends from net investment income                    (.032)      (.012)        (.042)      (.021)        (.032)      (.013)
Net asset value, end of year                         $  1.000    $  1.000      $  1.000    $  1.000      $  1.000       1.000
Total return                                            3.27%+      1.27%+++      4.31%+      2.08%+++      3.28%+      1.30%+++
Net assets at end of year (000s)                     $ 9,322     $ 3,028       $ 7,886     $ 1,786       $   842     $   174
Ratio of operating expenses to average net assets*      1.75%       1.75%++       0.75%       0.75%++       1.75%       1.75%++
Ratio of net investment income to average net
   assets*                                              3.53%       1.54%++       4.66%       2.54%++       3.30%        .54%++
 *Reflects voluntary assumption of fees or expenses
  per share in each year (Note 3)                    $   .004    $   .007      $   .003    $   .006      $   .005    $   .002

                                                                             Class E
                                                                       Year ended March 31
                                                  1995          1994***       1993          1992           1991
Net asset value, beginning of year               $1.000        $1.000        $1.000        $1.000         $1.000
Net investment income*                             .042          .025          .028          .048           .072
Dividends from net investment income              (.042)        (.025)        (.028)        (.048)         (.072)
Net asset value, end of year                     $1.000        $1.000        $1.000        $1.000         $1.000
Total return                                       4.31%+        2.48%+        2.88%+        4.85%+         7.47%+
Net assets at end of year (000s)               $150,491      $138,129      $149,831      $168,088       $185,839
Ratio of operating expenses to average
   net assets*                                     0.75%         0.75%         0.75%         0.75%          0.75%
Ratio of net investment income to average
   net assets*                                     4.26%         2.46%         2.84%         4.77%          7.21%
  *Reflects voluntary assumption of fees or
   expenses per share in each year (Note 3).      $.006         $.003         $.001         $.001          $.002

 **June 1, 1993 (commencement of share class designations) to March 31, 1994. ++Annualized.
  +Total return figures do not reflect any front-end or contingent deferred sales charges. Total return would be lower if the Distributor and its affiliates had not voluntarily assumed a portion of the Fund's expenses.
+++Represents aggregate return for the period without annualization and does not reflect any front-end or contingent deferred sales charges. Total return would be lower if the Distributor and its affiliates had not voluntarily assumed a portion of the Fund's expenses.
***Effective November 30, 1993, the Fund discontinued offering Class A shares and any existing Class A shares were redesignated Class E shares. Net investment income and dividends amounted to $.011 per share for Class A shares during the period June 1, 1993 (commencement of share class designations) to November 30, 1993.

Report of Independent Accountants
To the Trustees of MetLife-State Street
Money Market Trust and the Shareholders
of MetLife-State Street Research Money Market Fund

In our opinion, the accompanying statement of assets and liabilities, including the investment portfolio, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of MetLife-State Street Research Money Market Fund (formerly MetLife-State Street Money Market Fund) (a series of MetLife-State Street Money Market Trust, hereafter referred to as the "Trust") at March 31, 1995, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trust's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities owned at March 31, 1995 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Boston, Massachusetts
May 12, 1995

MetLife-State Street Research Money Market Fund
Fund Information, Officers and Trustees of MetLife-State Street
Money Market Trust

Fund Information

Investment Adviser
State Street Research &
Management Company
One Financial Center
Boston, MA 02111

Distributor
State Street Research
Investment Services, Inc.
One Financial Center
Boston, MA 02111

Shareholder Services
State Street Research
Shareholder Services
P.O. Box 8408
Boston, MA 02266-8408
1-800-562-0032

Custodian
State Street Bank and
Trust Company
225 Franklin Street
Boston, MA 02110

Legal Counsel
Goodwin, Procter & Hoar
Exchange Place
Boston, MA 02109

Independent Accountants
Price Waterhouse LLP
160 Federal Street
Boston, MA 02110

Officers

Ralph F. Verni
Chairman of the Board,
President and
Chief Executive Officer

Thomas A. Shively
Vice President

Gerard P. Maus
Treasurer

Joseph W. Canavan
Assistant Treasurer

Douglas A. Romich
Assistant Treasurer

Constantine Hutchins, Jr.
Secretary and General Counsel

Darman A. Wing
Assistant Secretary and
Assistant General Counsel

Trustees

Ralph F. Verni
Chairman of the Board,
President, Chief Executive
Officer and Director,
State Street Research &
Management Company

Edward M. Lamont
Formerly in banking (Morgan Guaranty Trust Company of
New York); presently engaged
in private investments and
civic affairs

Robert A. Lawrence
Partner, Saltonstall & Co.

Dean O. Morton
Retired; formerly Executive
Vice President, Chief
Operating Officer and Director,
Hewlett-Packard Company

Thomas L. Phillips
Retired; formerly Chairman of the Board and Chief Executive Officer, Raytheon Company

Toby Rosenblatt
President, The Glen Ellen Company
Vice President,
Founders Investments Ltd.

Michael S. Scott Morton
Jay W. Forrester Professor of
Management,

Sloan School of Management,
Massachusetts Institute of
Technology

Jeptha H. Wade
Retired; formerly Of Counsel, Choate, Hall & Stewart

[BACK COVER]

MetLife-State Street Research Money Market Fund
One Financial Center
Boston, MA 02111

Bulk Rate
U.S. Postage
PAID
Brockton, MA
Permit No. 600

Questions? Comments?
Call us at 1-800-562-0032,
or write us at:
        State Street Research
        Shareholder Services
        P.O. Box 8408
        Boston, MA 02266-8408


[State Street Research Logo] STATE STREET RESEARCH

This report is prepared for the general information of current shareholders only. It is not authorized for use as sales material with prospective investors.

CONTROL NUMBER: 2321-950523(0696)SSR-LD

Cover Illustration by Dorothy Cullinan  MM-572D-595